BOXABL INC.
CONDENSED BALANCE SHEET
(UNAUDITED)
AS OF DECEMBER 31, 2021
(PREPARED INTERNALLY)

Asset

Current Assets

Cash and Cash	$ 21,421,130
Accounts receivable	488,950
Inventory	6,785,233
Deposit on inv	232,194
Prepaids	115,535
Deposit on escrow	335,039
Total Current Assets	**29,378,091**

Property, Equipment and Other Assets

Property and equip	3,330,187
Deposits on Equipment	1,646,495
Deferred offering costs	183,857
Security Deposit	525,000
Total Property, Equipment and Other Assets	**5,685,539**
Total Assets	**$ 35,063,620**

Liabilities and Equity

Current Liabilities

Accounts Payable	$ 447,828
Accrued Interest Expense	13,958
Customer Deposits	1,767,424
Deferred Revenue	5,467,334
Other Current Liabilities	105,938
Total Current Liabilities	**7,802,482**

Long-Term Liabilities

Convertible Promissory Notes	30,977,109
Accrued Interest on Convertible Notes	1,123,749
Total Notes Payable and Convertible Promissory Notes	**32,100,858**
Total Liabilities	**39,903,340**

Equity

Series A Preferred stock, $0.00001 par, 250 million shares authorized	2,577,375
Series A-1 Preferred stock, $0.00001 par, 1.1 billion shares authorized	4,252,687
Common stock, $0.00001 par, 6.6 billion shares authorized, 3 billion shares issued and outstanding	300,000
Additional-Paid-In Capital	588,921
Total Investor Contributions	**7,718,983**
Accumulated Deficit	(12,558,703)
Total Equity	**(4,839,720)**
Total Liabilities and Equity	**$ 35,063,620**

BOXABL INC.
CONDENSED STATEMENT OF OPERATIONS
(UNAUDITED)
FOR THE YEAR ENDED DECEMBER 31, 2021
(PREPARED INTERNALLY)

Revenue	**$ 1,955,794**
Cost of Sale	**1,955,794**
Gross Profit	**0**
Operating Expenses	
General and Administrative	9,823,612
Sales and Marketing	598,789
Research & Development	155,194
Total Operating Expenses	**10,577,595**
Operating Loss	**10,577,595**
Net Loss	**$ 10,577,595**
Net loss per common share – basic and diluted	**.0035**
Weighted average common shares – basic and diluted	**.0035**

BOXABL INC.
CONDENSED STATEMENT OF CHANGES TO STOCKHOLDERS' EQUITY
(UNAUDITED)
FOR THE YEAR ENDED DECEMBER 31, 2021
(PREPARED INTERNALLY)

	Series A-1 Preferred Stock		Series A Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount	Shares	Amount			
Balance, December 31, 2020	-	$ -	170,864,790	$ 2,289,425	3,000,000,000	$ 300,000	$ 588,921	$ (1,981,107)	$ 1,197,239
Issuance of Series A Preferred stock			16,938,240	$ 287,950			$ -		$ 287,950
Issuance of Series A-1 Preferred stock		$ 4,252,687							$ 4,252,687
Net Loss (as restated)								$ (10,577,596)	$ (10,577,596)
Balance, December 31, 2021		$ 4,252,687	187,803,030	$ 2,577,375	3,000,000,000	$ 300,000	$ 588,921	$ (12,558,703)	$ (4,839,720)

BOXABL INC
CONDENSED STATEMENT OF CASH FLOWS
(UNAUDITED)
FOR THE YEAR ENDED DECEMBER 31, 2021
(PREPARED INTERNALLY)

Cash flows from operating activities:	
Net loss	$ (10,577,596)
Adjustments to reconcile Net loss to net cash used in operations:	
Depreciation	292,015
Changes in operating assets and liabilities:	
Other current assets	(7,830,013)
Accounts payable	321,139
Deferred revenue	3,120,441
Customer deposits	1,391,249
Other current liabilities	92,496
Accrued Interest on Convertible Notes	1,123,749
Net cash provided used in operating activities	(12,066,520)
Cash flows from investing activities:	
Purchase of property and equipment and deposits	(4,804,869)
Deposits	1,000
Net cash used in investing activities	(4,803,869)
Cash flows from financing activities:	
Payments on loans payable - related parties	(563,911)
Proceeds from convertible notes payable	30,809,409
Offering Costs	(196,721)
Proceeds from sale of Series A preferred stock	287,950
Proceeds from sale of Series A-1 preferred stock	4,278,551
Net cash used in financing activities	34,615,278
Net increase in cash and cash equivalents	17,744,889
Cash and cash equivalents as of January 1	3,676,341
Cash and cash equivalents as of December 31	$ 21,421,230

Boxabl Inc.
Notes to Financial Statements
December 31, 2021

NOTE 1- INCORPORATION AND NATURE OF OPERATIONS

Boxabl Inc., is a development stage Nevada ("C") corporation originally organized as a Nevada limited liability company, on December 2, 2017. The corporation converted from a Nevada limited liability company to a Nevada corporation on June 16, 2020. The financial statements of Boxabl Inc., (which may be referred to as the "Company", "Boxabl", "we", "us" or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The Company's headquarters are in Las Vegas, Nevada.

Boxabl Inc., (which may refer to its product as "boxes", "casita", "ADU" or "Alternative Dwelling Unit") is in the process of building a new type of modular box with the help of modern manufacturing processes. Its product will result in superior, higher quality residential and commercial buildings in half the time and half the cost, by resolving the problems of labor shortages and using approximately 80% less building material. The Company has developed patented pending shipping technology, which will help it serve large geographic areas from one factory. This innovation allows the Company to serve the entire USA and even international markets.

NOTE 2 – GOING CONCERN

The Company incurred a net loss of $10,577,595 during the year ended December 31, 2021 and currently has limited revenues, which creates substantial doubt of its ability to continue as a going concern.

The Company expects to obtain funding through equity placement offerings until it consistently achieves positive cash flows from operations. The continuing viability of the Company and its ability to continue as a going concern is dependent on the Company being successful in its continued efforts in growing its revenue and/or accessing additional sources of capital. Management's plan to address this need includes, (a) continued exercise of tight controls to conserve cash, and (b) obtaining additional equity financing. There are no assurances that our plans will be successful. See Notes 7 and 9 for additional information and amounts raised regarding the Company's offerings.

The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE 3-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Company have been prepared in accordance with GAAP and are expressed in U.S. dollars. The Company's fiscal year end is December 31.

Unaudited Financial Information

The accompanying balance sheet as of December 31, 2021 and the statements of operations, stockholders' equity and cash flows for the year ended December 31, 2021 are unaudited. The unaudited financial statements have been prepared on the same basis as the audited annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary for the fair statement of the Company's financial position as of December 31, 2021 and the results of its operations and its cash flows for the year ended December 31, 2021. The financial data and other information disclosed in these notes related to the year ended December 31, 2021 are also unaudited.

Financials Statements

Stockholders' equity section of the Condensed Balance Sheet Series A-1 Preferred stock and Common stock shares issued now reflects the retroactive carry back of the 1-to-10 stock split. Generally Accepted Accounting Principles requires all stock figures disclosed on comparative financial statements to retroactively reflect any stock splits. Series A Preferred stock, Series A-1 Preferred stock, and Common stock issued and outstanding as of December 31, 2021, has been changed to conform to stock split.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates and assumptions on current facts, historical experience, and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. The actual results experienced by the Company may differ materially and adversely from the Company's estimates. To the extent there are material differences between the estimates and the actual results, future results of operations will be affected.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise; government policies. These adverse conditions could affect the Company's financial condition and the results of its operations.

On January 20, 2020, the World Health Organization declared the coronavirus outbreak a "Public Health Emergency of International Concern" and on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. The coronavirus and actions taken to mitigate it have had and are expected to continue to have an adverse impact on the economic and financial markets of many countries, including the geographical area in which the Company operates. Measures taken by various governments to contain the virus have affected economic activity. We have taken a several measures to monitor and mitigate the effects of COVID-19, such as safety and health measures for our stakeholders and securing the supply of material that are essential to our production process. At this stage, the impact on our business and results has not been significant. We do expect a reduction in the supply of goods and materials from our foreign suppliers. We will continue to follow the various government policies and advice, and, in parallel, we will do our utmost to continue our operations in the best and safest way possible without jeopardizing the health of our stakeholders.

Decreased demand in the housing industry would adversely affect our business. Demand for new housing construction is tied to the broader economy and factors outside the Company's control. Should factors such as the COVID-19 pandemic result in continued loss of general economic activity, we would experience a slower growth rate in demand for our Boxes.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

- Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

- Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.

- Level 3 – Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2021. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of approximately five years. Expenditures for maintenance, repairs, and minor improvements are charged to expense as incurred. Major improvements with economic lives greater than one year are capitalized. Leasehold improvements will be depreciated over the lesser of the lease term or the estimated useful life.

Long-Lived Assets

The Company reviews the carrying values of its long-lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. No impairment charges were recorded for the year ended December 31, 2021.

Revenue Recognition

The Company adopted Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers, and its related amendments (collectively known as "ASC 606"), effective January 1, 2019 using the modified retrospective transition approach applied to all contracts. Therefore, the reported results for the six months ended December 31, 2021 reflect the application of ASC 606. Management determined that there were no retroactive adjustments necessary to revenue recognition upon the adoption of the ASU 2014-19. In addition, the adoption of the ASU did not have an impact on operations and financial statements. The Company determines revenue recognition through the following steps:

- Identification of a contract with a customer.

- Identification of the performance obligations in the contract.

- Determination of the transaction price.

- Allocation of the transaction price to the performance obligations in the contract.

- Recognition of revenue when or as the performance obligations are satisfied.

Revenues are recognized when performance obligations are satisfied through the transfer of promised goods to the Company's customers. Control transfers upon shipment of product and when the title has been passed to the customers. This includes the transfer of legal title, physical possession, the risk and rewards of ownership, and customer acceptance. Revenue is recorded net of sales tax collected from customers on behalf of taxing authorities, allowance for estimated returns, chargebacks, and markdowns based upon management's estimates and the Company's historical experience. The Company records a liability for deposits for future products. The liability is relieved, and revenue is recognized once the revenue recognition criteria is met.

In September 2020, the Company signed two purchase agreements with a customer to sell 156 Casitas Units for a total contract price of $9,245,574. The Company received a progress payment from the customer of $2,346,893 in December 2020, and $2,275,892 in February 2021 and for which is reflected as deferred revenue.

The Company has received $686,975 in customer deposits for over 2,600 Boxabl units as of December 31, 2021. The amounts are reflected as customer deposits as the deposit does not guarantee a sales contract and is tandem to a reservation. The customer can request a refund of the deposit until a sale agreement is entered.

Cost of Goods Sold

Cost of goods sold consists primarily of the cost of products used in the production of the Company's finished products, shipping, and the related labor overhead charges associated with that production. The cost of goods sold incurred more than revenues recorded in connection with the contract are classified as research and development as these were determined to be costs associated with improving the Company's process, in tandem to a prototype.

Advertising and Promotion (as restated)

Advertising and promotion are expensed as incurred. Advertising and promotion expense for the year ended December 31,2021 amounted to approximately $598,789, which is included in sales and marketing expense.

Research and Development

Research and development costs consisting of design, materials, consultants related to prototype developments are expensed as incurred. Total research and development costs for the year ended December 31, 2021 are $155,194.

Concentration of Credit Risk

Cash and cash equivalents are maintained at financial institutions and, at times, balances may exceed federally insured limits of $250,000 per institution that pays Federal Deposit Insurance Corporation ("FDIC") insurance premiums. The Company has never experienced any losses related to these balances.

Income Taxes

The Company was formed as a Limited liability Company in Nevada for which the Company's policy was to record distributions to its members related to the member's federal and state income taxes that are attributable to the net income of the Company. The Company records such distributions when they are declared and made to the member. Federal and state income tax regulations require that the income or loss of a limited liability Company be included in the tax returns of the members; accordingly, there are no liabilities or provisions for income taxes recorded in the accompanying financial statements for the year ended December 31, 2020.

On June 16, 2020, the Company converted to a Nevada Corporation. The conversion was tax-free under Internal Revenue Code, which is typically defined as a mere change in identity, form, or place of organization. Management elected to terminate the LLC election effective June 15, 2020 and the Company will operate for tax purposes as a C corporation from that date forward.

The Company accounts for income taxes in accordance with Accounting Standards Codification ("ASC") Topic 740, *Income Taxes*. ASC 740 requires a company to use the asset and liability method of accounting for income taxes, whereby deferred tax assets are recognized for deductible temporary differences, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion, or all, the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Tax positions initially must be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions initially and subsequently are to be measured at the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority, assuming full knowledge of the position and relevant facts.

Deferred Offering Costs

Incremental costs directly associated with the offering of securities are deferred and charged against the gross proceeds of the offering upon completion. Costs associated with the Company's Regulation CF and Regulation D totalled $149,800 which are netted against the related proceeds within stockholders' equity. The Company had $183,857 of deferred offering costs, included in the non-current asset section, on the accompanying balance sheet at December 31, 2021 related to its Regulation A offering.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of revised shares due to the stock split of 1 to 10 common shares outstanding respectively during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2021, diluted net loss per share is the same as basic net loss per share for each year. As of December 31, 2021, the Company's potentially dilutive instruments were the convertible promissory notes for which a conversion price had not been established and the Series A preferred stock for which is contingently convertible.

Recent Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. Due to the FASB extension in June 2020, the guidance is effective for annual and quarterly periods beginning after December 15, 2021. The Company is currently determining the impact on their financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 4 – PROPERTY AND EQUIPMENT

The Company's property and equipment consist of the following amounts as of December 31, 2021:

	December 31, 2021
Machinery and Equipment	$ 3,652,317
Less Accumulated Depreciation	(322,130)
	$ 3,330,187

As of December 31, 2021, the Company paid $1,646,495 for deposits on equipment. The total amount recorded as Deposits on Equipment on the balance sheet.

NOTE 5 – DEBT

Loan Payable to Officers

The Company executed a promissory note to the Company's majority shareholder and CEO subsequent to the year ended December 31, 2020, to formalize the terms. The proceeds, for which all were received in 2020, were used for operations and manufacturing three casita prototypes. The principal balance outstanding bears a simple interest rate at the annual "prime rate" published by the Wall Street Journal (3.25% at December 31, 2020) plus one percent (1.0%). Interest shall accrue on the entire principal sum of this promissory note beginning January 1, 2021. The note was paid in full in August 2021.

Convertible Notes Payable

On November 17, 2020, the Company commenced an offering of convertible promissory notes pursuant to Rule 506(c) Regulation D, seeking to raise up to $50,000,000 of convertible promissory notes. Simple interest will accrue on an annual rate of 10.0% per annum. If the Company issues securities, under the anticipated Regulation A offering, the convertible promissory notes and accrued interest will automatically convert into shares offered under that offering at a conversion price equal to 75% of the per share price paid by the purchasers of such equity securities in the offering. If the convertible promissory notes have not been previously converted, principle and unpaid accrued interest will be due and payable at March 31, 2023. A beneficial conversion feature was not recorded as the convertible promissory notes are contingently convertible. As of December 31, 2021, the Company received $30,977,109 in convertible promissory notes.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company has a contract with the majority shareholder and CEO to share certain costs related to office space, support staff, and consultancy services.

The Company entered into an exclusive license agreement with Build IP LLC, an entity controlled by the Company's majority shareholder and CEO. Under the terms of the agreement, Build IP LLC has agreed to license its structure, transport, and trademark patents to the Company. Quarterly royalty payments of 1% are due on royalty-bearing sales. No payment has been made as of December 31, 2021.

See Note 5 and 7 for additional related party transactions.

NOTE 7 – STOCKHOLDERS' EQUITY

Preferred and Common Stock

The Company converted to a C-Corporation in the state of Nevada on June 16, 2020. In conjunction with the conversion, the Company authorized the issuance of 4.25 billion shares of common stock with a par value of $0.00001 and 750 million shares of preferred stock with a par value of $0.00001. The Company initially designated all shares of preferred stock as "Series A Preferred Stock", see below for rights and preferences.

On June 16, 2020, 3 billion common shares were issued to the Company's two stockholders in exchange for their membership interests in Boxabl, LLC.

On February 24, 2021, the Company filed an amendment to the articles of incorporation which increased the number of authorized preferred shares to 850 million, for which 202,516,980 and 647,483,020 shares were designated as Series A Preferred Stock and Series A-1 Preferred Stock, respectively.

On November 19, 2021, the Board of Director decided to increase the number of shares to the following: 6.6 billion shares of Common Stock of $0.00001 par value, 250 million shares of Series A Preferred Stock of $0.00001 par value, 1.1 billion shares of Series A-1 Preferred Stock of $0.00001 par value, 1.15 billion shares of Series A-2 Preferred Stock of $0.00001 par value, and 900 million shares of unclassified Preferred Stock of $0.00001 par value. Total of increased authorized shares is 10 billion. The balance sheet and notes in this report are reflected retroactively as discussed here.

The Series A Preferred Stock has the following preferences:

Holders of Series A Preferred Stock are not entitled to any voting rights. Shares of Series A preferred stock are convertible to common stock on a one for one basis upon the Company's IPO or upon a Regulation A capital raise. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, payment shall be made to the holders of Series A Preferred Stock before payment is made to any holders of common stock. The Company's stockholders agreement includes a contractual call right for the majority common stock shareholders to repurchase the shares of the investors. If the call right is exercised, investors would be required to sell their shares at the fair market price established by an independent valuation service or investment bank.

The Series A-1 Preferred Stock has the following preferences:

Holders of Series A-1 Preferred Stock are not entitled to any voting rights. Shares of Series A-1 preferred stock are convertible to common stock on a one for one basis upon the Company's IPO or upon a Regulation A capital raise. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, payment shall be made to the holders of Series A-1 Preferred Stock before payment is made to any holders of common stock. The Company's Stockholders Agreement includes a contractual call right for the majority common stock shareholders to repurchase the shares of the investors. If the call right is exercised, investors would be required to sell their shares at the fair market price established by an independent valuation service or investment bank.

The "Series A Original Issue Price" shall mean $0.017 per share, and the "Series A-1 Original Issue Price" shall mean $0.079 per share, in each case subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock or the Series A-1 Preferred Stock, as the case may be.

The Company's Regulation CF and Regulation D capital raises resulted in net proceeds of $2,022,425 and the issuance of 155,158,910 Series A Preferred Stock at $0.014 per share during the year ended December 21, 2020.

On December 2, 2020, the Company was offering up to $1,000,000 worth of Series A Preferred Stock pursuant to Section 4(a)(2) to investors with established, pre-existing relationships to the Company at a price of $0.017 per share. The capital raise resulted in proceeds of $267,000 and the issuance of 15,705,880 Series A Preferred Stock at $0.017 per share as of December 31, 2020. The Company received an additional $554,950 in proceeds and the issuance of 32,644,120 Series A Preferred Stock at $0.017 per share as of December 31, 2021.

On December 13, 2020, the Company engaged a broker dealer to perform administrative and compliance related functions in connection with the Company pending Regulation A capital raise of up to $49,500,000. No underwriting or placement agent services will be provided. As compensation for the services, the Company has agreed to pay the broker dealer a commission equal to 1% of the amount raised in the offering to support the offering on all newly invested funds after the issuance of a No Objection Letter by FINRA.

On October 17, 2020, the Company entered into an exclusive placement agency agreement. Under the terms of the agreement the Company is to pay 7.5% of the aggregate subscription proceeds for equity sold under the ongoing offerings including the pending Regulation A offering. In December 2020, the Company paid $13,000, and was recorded in other assets as deferred offering costs in the accompanying balance sheet as of December 31, 2020.

The Company has filed to raise up to $49,500,000 pursuant to Regulation A offering. The Company is offering a maximum of 626,582,280 shares of its Series A-1 Preferred Stock at a price of $0.079 per share on a "best-efforts" basis, as well as up to 35,714,290 shares of its Series A Preferred Stock at a price of $0.014 per share. The Company has set a minimum of $1,000,000 in gross proceeds to be received prior to the occurrence of any closing for Series A -1 Preferred Stock. There is no minimum for the Series A Preferred Stock.

The Company launch of convertible promissory notes pursuant to Rule 506(c) Regulation D, raised an additional $30,809,409 in proceeds as of December 31, 2021.

On May 3, 2021 the Company offered up to $3,930,000 in Series A-1 Preferred Stock at $0.071 with a minimum target amount of $10,000.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

Significant Contracts

In September 2020, the Company signed two purchase agreements with a customer to sell 156 Casitas Units, for a total contract price of $9,245,574. The 156 Casitas are to be delivered upon completion. The Company has received three progress payments as of December 31, 2021. The first progress payment of $2,286,893 was received in December 2020. The second progress payment of $2,275,892 was received in February 2021, within the 120-day terms of the purchase order acceptance. The third progress payment in the amount of $2,311,394 was received in October 2021 and the remaining amount will be paid based on number of units to be delivered.

Boxabl Inc.
Notes to Financial Statements
December 31, 2021

Operating Lease

On December 29, 2020, the Company signed a 65-month lease for their 173,000 sq ft. factory facility, commencing on May 1, 2021. As of December 31, 2020, a $525,000 security deposit, first month's rent, $87,229, and first-month's Tenant's Percentage of Operating Expense Fees (CAM's) $19,109, have been paid to the landlord. The monthly CAM will vary from month to month. The first month CAM will begin on May 1, 2021. The Company's first five (5) months have been abated by the landlord and the Company will begin making monthly rent payments on October 1, 2021. Rents increase by 3% annually. Total rent expense for the year ended December 31, 2021 was $399,542.

The following table summarizes the Company's future minimum commitment under the non-cancelable operating lease agreements as of December 31, 2021.

Date	Total
2021	$ 142,321
2022	1,091,677
2023	1,106,012
2024	1,139,192
2025	1,173,368
Thereafter	903,465
Totals	$ 5,698,355

Litigation

There are no legal proceedings, which the Company believes will have a material adverse effect on its financial position.

NOTE 9 – SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date April 29, 2022 that the unaudited financial statements were available to be issued. The Company did not identify any subsequent events that would have required adjustment or disclosure in the unaudited financial statements.